United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 18, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

THIS ANNOUNCEMENT DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND NEITHER THIS ANNOUNCEMENT NOR ANYTHING HEREIN FORMS THE BASIS FOR ANY OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SHARES OR OTHER SECURITIES IN THE COMPANY NOR SHALL IT FORM THE BASIS FOR ANY CONTRACT OR COMMITMENT WHATSOEVER.

18 October 2024

Coca-Cola Europacific Partners plc (“CCEP” or the “Company”) today confirms notification of transfer of UK listing category from the Equity Shares (Transition) category to the Equity Shares (Commercial Companies) category of the Official List

CCEP is one of the world’s leading consumer goods companies, operating in the large and growing non-alcoholic ready to drink market spanning 31 countries across Western Europe and Australia, Pacific and Southeast Asia. We make, move and sell some of the world’s most loved brands, including Coca-Cola, Fanta, Sprite and Monster.

The Company today confirms:

•its intention to transfer the UK listing category of its ordinary shares from the Equity Shares (Transition) category to the Equity Shares (Commercial Companies) category1. This follows the FCA’s publication of its new Listing Rules which came into effect on 29 July 2024 and the categorisation of the Company in the Equity Shares (Transition) category. The Transfer is expected to become effective at 8.00am GMT on 15 November 2024;
•that on effecting of the Transfer, and subject to other conditions being met including a sufficient volume of its trading in the ordinary shares migrating to UK equity trading venues2, it should, subject to FTSE approval, be eligible in due course for admission to the FTSE UK Index Series. An update on this will be provided at the appropriate time;

No shareholder approval is required in connection with the Transfer. This announcement is being made in accordance with UK Listing Rule 21.5.7.

Background to and reasons for the Transfer

The Company was formed in 2016 as a UK-incorporated plc by combining the bottling operations of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners S.A.U. and Coca-Cola Erfrischungsgetränke GmbH thus creating the world’s largest Coca-Cola bottler by revenue. Through consistently strong organic growth and acquisition, the Company now operates with over 90 production sites, serving nearly 600 million consumers and over 4 million customers. In FY23 and FY22, the Company generated €18.3 billion and €17.3 billion of revenue respectively, while generating €2.4 billion and €2.1 billion respectively in comparable operating profit in the same periods.

1 under Rule 21.5 of the UK Listing Rules as modified by Transitional Provision 2 (the “Transfer”)
2 under section 2.1.6 of the FTSE Index Series Guide to Calculation Method for the Median Liquidity Test, v2.8 July 2024

CCEP was admitted to trading on the main market of the LSE on 28 March 2019 and, in addition to the Equity Shares (Transition) category, is also listed on NASDAQ, Euronext (Amsterdam) and the Barcelona, Bilbao, Madrid and Valencia stock exchanges (the “Spanish Stock Exchanges”).

The Company believes that, given the enlarged size of the Company since its formation, the Transfer would assist in increasing the profile of the Company in the UK & Europe, create the opportunity to improve the liquidity of its shares traded through UK equity trading venues and promote its attractiveness to a wider potential investor base.

The Company remains committed to retaining its current listings on NASDAQ, Euronext (Amsterdam) and the Spanish Stock Exchanges, with both euro-denominated and US dollar-denominated trading facilities remaining available.

The board of directors of the Company have concluded that it would be in the best interests of the Company and its shareholders as a whole to effect the Transfer. The Company has therefore requested that the FCA approve the Transfer with effect from 8.00am GMT on 15 November 2024. This date allows for the provision of a minimum 20 business days’ notice (which period commenced by way of today’s announcement) required to effect the Transfer.

As at the close of business on 15 October 2024, the Company had 460,934,403 ordinary shares in issue and all of the ordinary shares would be the subject of the Transfer. The Company is not raising any funds or issuing any new ordinary shares in connection with the Transfer.

Effect of the Transfer

The Transfer will not have an impact on the ongoing operations of the Company and there will be no material change in the rights and protections of shareholders as a result of the Transfer. The effect of the Transfer is that certain additional provisions of the UK Listing Rules will now apply to the Company. In summary these provisions, set out in Chapters 2 and 4-10 (inclusive) of the UK Listing Rules, relate to the following matters:

•the application of Listing Principles 3-6 (Chapter 2 and Transitional Provision 1(4))
•the requirement to appoint a sponsor (Chapter 4);
•the application of certain additional requirements that are specific to companies in the Equity Shares (Commercial Companies) category (Chapter 5);
•the requirement to comply with various continuing obligations, including to comply with all relevant provisions of the UK Corporate Governance Code (or to provide an explanation for any non-compliance in its annual financial report) and requirements relating to notifications and contents of financial information (Chapter 6);
•the requirement to announce, or obtain shareholder approval for, certain transactions (depending on their size and nature) and to announce certain transactions with "related parties" of the Company (Chapters 7 and 8);
•certain restrictions in relation to further issues of shares and the Company dealing in its own securities and treasury shares (Chapter 9); and
•various specific content requirements that will apply to circulars issued by the Company to its shareholders (Chapter 10)

Eligibility Requirements

In accordance with Transitional Provision 2 of the UK Listing Rules, the Company must comply with the eligibility requirements set out in UK Listing Rules 5.2-5.4:

•The Company is not externally managed for the purposes of UK Listing Rule 5.2.
•The Company entered into a shareholders’ agreement (“SHA”) with Olive Partners S.A. (“Olive HoldCo”) and certain subsidiaries of The Coca-Cola Company, namely (i) European Refreshments, (ii) Coca-Cola GMBH and (iii) Vivaqa Beteiligungs Gmbh & Co. Kg ((i) to (iii) together being “Red”) on 28 May 2016. The SHA is publicly available on the company website at: https://www.cocacolaep.com/assets/Governance_docs/Governance-Documents/CCEP-Shareholders-Agreement-28-May-2016.pdf
•Based on its current shareholding, Olive HoldCo will be treated as a controlling shareholder of the Company for the purposes of the UK Listing Rules.
•A summary of the key provisions of the SHA relating to the rights of Olive HoldCo and Red in respect of the governance of the Company are set out in the Annex to this announcement.
•Today the Company operates independently of its large shareholders, as has been demonstrated by its operation to date since its formation and listing in 2016 and it will comply with UK Listing Rule 5.3 on Transfer.
•The Company’s constitution allows it to comply with the UK Listing Rules and also ensures that all ordinary shares carry an equal number of votes on any shareholder vote.

UK Takeover Code, Market Abuse Regime (MAR) and Corporate Governance

The Company will remain subject to the City Code on Takeovers and Mergers as administered by the Takeover Panel, the UK MAR regime and the UK Prospectus Rules. The Company will be required to report against the provisions of the UK Corporate Governance Code following the Transfer, as it does today on a voluntary basis.

FTSE Eligibility and Qualification

The FTSE UK Index Series (incorporating the FTSE 100, FTSE 250 and FTSE All Share indices) is reviewed on a quarterly basis. It is anticipated that, subject to the Transfer becoming effective and relevant conditions being met, the Company will be considered eligible in due course for admission to the FTSE UK Index Series. The relevant conditions include a sufficient volume of its trading in the ordinary shares migrating to UK equity trading venues2 through a Sterling denominated quote. The transfer of the existing CCEP Euro denominated quote to Sterling is expected to take effect from 8 a.m. 21 October 2024. Any admission to the FTSE indices is not anticipated to impact the Company’s inclusion in indices conditional on any of its other listings.

Sponsors

The Company has appointed BNP Paribas, London branch, trading in the UK as BNP Paribas (“BNP Paribas”) and Deutsche Bank AG, London branch, trading in the UK as Deutsche Numis (“Deutsche Numis”) to act as Joint Sponsors and Deutsche Numis to act as financial adviser in relation to the Transfer. Each of BNP Paribas and Deutsche Numis has given and not withdrawn their written consent to the inclusion of the reference to its name in the form and context in which they are included in this announcement.

2 under section 2.1.6 of the FTSE Index Series Guide to Calculation Method for the Median Liquidity Test, v2.8 July 2024

About CCEP

CCEP is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

For more information about CCEP, please visit the Investors section of our website cocacolaep.com & follow CCEP on LinkedIn @coca-cola-europacific-partners.

Enquiries

Corporate broker and joint sponsor BNP Paribas: Virginia Khoo virginia.khoo@uk.bnpparibas.com

Corporate broker and joint sponsor Deutsche Numis: Lewis Burnett lewis.burnett@dbnumis.com

General Counsel and Company Secretary: Clare Wardle secretariat@ccep.com

Investor Relations: Sarah Willett sarah.willett@ccep.com

Media: ccep@portland-communications.com

Forward-Looking Statements

This announcement contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. Additional risks that may impact CCEP's future financial condition and performance are identified in filings with the SEC which are available on the SEC's website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP's public statements may prove to be incorrect.

End

Annex

The following is a summary of the key provisions of the SHA relating to the rights of Olive HoldCo and Red in respect of the governance of the Company.

Composition of the Board

The SHA provides that the board of directors of the Company (the “Board”) will at all times comprise a majority of independent non-executive directors (“INEDs”) and a majority of directors who are non-US citizens and not resident in the US.

Nomination of Directors

The SHA states that, if Olive’s HoldCo’s Equity Proportion (as defined in the SHA) is:

(a)25 per cent. or more, Olive HoldCo may nominate a maximum at any one time of five persons as directors;
(b)20 per cent. or more, Olive HoldCo may nominate a maximum at any one time of four persons as directors;
(c)15 per cent. or more, Olive HoldCo may nominate a maximum at any one time of three persons as directors;
(d)10 per cent. or more, Olive HoldCo may nominate a maximum at any one time of two persons as directors; or
(e)5 per cent. or more, Olive HoldCo may nominate at any one time of one person as director,

(any such director, an ‘‘Olive HoldCo Nominated Director’’).

The SHA states that, if Red’s Equity Proportion (as defined in the SHA) is:

(a)10 per cent. or more, Red may nominate a maximum at any one time, of two persons as directors; or
(b)5 per cent. or more, Red may nominate one person as a director,

(any such director, a ‘‘Red Nominated Director’’).

Appointment of the Chairman

Sol Daurella was appointed as the initial Chairman.

Under the SHA, the procedures governing the appointment and removal of any subsequent Chairman depend on whether Olive HoldCo’s Equity Proportion is at least 25 per cent.

If Olive HoldCo’s Equity Proportion is at least 25 per cent.

If Olive HoldCo’s Equity Proportion is at least 25 per cent., Olive HoldCo will have the right to nominate an Olive HoldCo Nominated Director as Chairman, subject to the approval of the Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10 per cent.).
If such nominee is not so approved, Olive HoldCo will have the right to nominate an alternative Olive HoldCo Nominated Director as Chairman, subject to the approval of the Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10 per cent.).

If such alternative nominee is not approved by the Board (including the approval of at least one Red Nominated Director), the Nomination Committee will nominate a candidate to be appointed as Chairman, and any such nominee's appointment will be subject to the approval by the Board, including approval by: (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15 per cent.), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10 per cent.), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

If Olive HoldCo’s Equity Proportion is below 25 per cent.

If Olive HoldCo’s Equity Proportion is below 25 per cent., the nomination of the Chairman will be made solely by the Nomination Committee, and any such nominee’s appointment will be subject to the approval of the Board, including approval by (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15 per cent.), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10 per cent.), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

For so long as such person remains a director of the Company, the term of any subsequent Chairman will be three years. The term of any such subsequent Chairman may be extended for further periods of three years with the approval of the Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15 per cent.), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10 per cent.), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

Removal of any Chairman

For so long as a Chairman nominated by Olive HoldCo is a director of the Company, such Chairman may only be removed as Chairman prior to the end of his or her three-year term if the Board (excluding, for these purposes, Olive HoldCo Nominated Directors) unanimously resolves to do so.

The Board may resolve to remove a Chairman nominated by the Nomination Committee as Chairman from time to time by a simple majority vote of the Board present and eligible to vote on the decision.

As from the Company’s annual general meeting in May 2025, any Chairman, whether nominated by Olive HoldCo or the Nomination Committee, will be subject to annual (re-)election to be a director of the Company by Company shareholders.

Chief Executive Officer

The appointment of any Chief Executive Officer and any extension of such person’s term will be subject to the approval of the Board, including (i) if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director and (ii) if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director. The Board may remove the Chief Executive Officer at any time by a simple majority vote of the Board present and eligible to vote on the decision.

Matters Requiring Approval of the Board

The SHA provides that the Company’s Board chart of authority cannot be amended to relieve the Board of the authority granted to it unless a majority of the Board, including (i) if Olive HoldCo’s
Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director and (ii) if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director, decide.

In addition, no member of the Company group may take any action in relation to the following matters, without the approval of the Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15 per cent.), and (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10 per cent.):

•adopt or amend the INED suitability criteria;
•adopt or amend any annual business plan or long term business plan (provided that, where any such Olive HoldCo Nominated Director and/or Red Nominated Director did not approve such business plan prior the start of the applicable financial year, then such business plan may be adopted by a simple majority of the Board if it is revised in a way that seeks to address the concerns of the relevant director who did not approve it and provided it satisfies certain prescribed criteria);
•any suspension, cessation or abandonment of any material activity of the Company or any member of the Company group or any material change to the nature, primary focus or geographical areas of the business of the Company group or the closing of any material operating establishment of the business of the Company group;
•any material acquisition or disposal by the Company or any member of the Company group of (a) any undertaking, business, company or securities of a company or (b) any assets or property (other than in the ordinary course of business);
•any material actual or proposed reorganisation or liquidation of any member of the Company group;
•issue any securities or grant any person rights to be issued securities representing more than 10 per cent. of the issued share capital of the Company, other than in accordance with any equity incentive scheme of the Company approved by the Board on the recommendation of the Remuneration Committee;
•issue any securities on a non-pre-emptive or non-pro-rata basis, other than in accordance with any equity incentive scheme of the Company approved by the Board on the recommendation of the Remuneration Committee;
•agree a change of listing venue, additional listing venue or cancellation of any listing;
•change the country of incorporation of the Company;
•amend or repeal the constitution, or adopt a new constitution, of the Company;

•enter into any commitments or arrangements that are material to the business of the Company group outside the ordinary course and not specifically identified in any annual business plan;
•agree to any material variation or modification to, or waiver, of any right or claim under any of the agreements entered into in connection with the transaction in 2016 that created the Company;
•the appointment or removal of the auditors of any member of the Company group;
•change the Company’s name or any business name under which it trades.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 18, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary